COMMENTS RECEIVED ON 05/09/2023

FROM CHRIS BELLACICCO

VARIABLE INSURANCE PRODUCTS FUND IV (File Nos. 002-84130 and 811-03759)

Consumer Discretionary Portfolio

Consumer Staples Portfolio

Financial Services Portfolio

Technology Portfolio

POST-EFFECTIVE AMENDMENT NO. 125

1.

All funds

C:

The Staff requests we respond to these comments no later than five business days before the filing is scheduled to become effective automatically. If this is not possible, the Staff requests we file to delay an amendment under 485(b).

R:

We will make reasonable efforts to respond to comments within the requested timeframe.

2.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing in domestic and foreign issuers.”

C:

If each fund’s investments will include issuers located in emerging markets, the Staff requests we disclose this information, disclose how the funds define emerging markets, and include corresponding risk disclosure.

R:

Although each fund may invest in securities of foreign issuers, investment in emerging markets is not a principal investment strategy of the funds. As a result, the funds believe the current strategy and risk disclosure is appropriate.

3.

All Funds

“Investment Details” (prospectus)

“Principal Investment Risks”

“Foreign Exposure. Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations can involve additional risks relating to political, economic, or regulatory conditions in foreign countries. These risks include fluctuations in foreign exchange rates; withholding or other taxes; trading, settlement, custodial, and other operational risks; and the less stringent investor protection and disclosure standards of some foreign markets. All of these factors can make foreign investments, especially those in emerging markets, more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market.

Investing in emerging markets can involve risks in addition to and greater than those generally associated with investing in more developed foreign markets. The extent of economic development; political stability; market depth, infrastructure, and capitalization; and regulatory oversight can be less than in more developed markets. Emerging markets typically have less established legal, accounting and financial reporting systems than those in more developed markets, which may reduce the scope or quality of financial information available to investors. Emerging markets economies can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile. All of these factors can make emerging markets securities more volatile and potentially less liquid than securities issued in more developed markets.

Global economies and financial markets are becoming increasingly interconnected, which increases the possibilities that conditions in one country or region might adversely impact issuers or providers in, or foreign exchange rates with, a different country or region.”

C:

The Staff notes that disclosure regarding emerging markets is not included in “Principal Investment Risks” in the “Fund Summary” sections. If the funds will not invest in emerging markets, the Staff requests we remove the disclosure concerning emerging markets from “Principal Investment Risks” in the “Investment Details” section. If the funds will invest in emerging markets the Staff requests we add the appropriate disclosure into the “Fund Summary” sections.

R:

Although the foreign issuers in which each fund may invest include foreign issuers in both developed and emerging markets, each fund does not have a principal investment strategy of investing in emerging markets. We believe the discussion of emerging markets is appropriate within the context of the “Foreign Exposure” risk tile in the Investment Details section. As a result, we have not modified disclosure.